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Free Writing Prospectus

Merk Gold Trust

Jay Taylor Interview

0001546652

Pursuant to 433/164

333-180868

Jay Taylor and Axel Merk

Jay Taylor:  Welcome back to "Turning Hard Times into Good Times." I'm your host, Jay Taylor, and I'm really pleased to have with me once again Axel Merk.

Alex is the president and chief investment officer of Merk Investments, which manages the Merk funds. They're funds that have performed very well in the past. Axel's insights have been very helpful to me. He also has put together a very unique gold product that we'll ask him about in just a second. Welcome, Axel. Glad to have you back with me.

Axel Merk:  Great to be with you.

Jay:  I want to talk to you about the debt markets, the equity markets too, but the currency markets and the debt markets primarily today, if we could. Before we get to that, I'd like to ask you about your new product, and we did talk to you about this once before. For those that might not have heard about it, they should be wellaware of your New York Stock Exchangelisted ETF, gold ETF, called symbol OUNZ.

What I like about this so well, Axel, is I can type in OUNZ in my little quote machine here and I'm getting an accurate reading of what the gold price is on a secondbysecond basis. Right now I'm looking at OUNZ, it's selling at $13.09. Then I look over at Kitco and I see the price of gold is $1,309.70, so almost to the penny it tracks the actual real gold price.

But that's not all. Tell us a little bit about OUNZ, because I think the main thing about OUNZ that really stands out and people should be aware of is that you can sell your shares and have gold sent to you. Is that right?

Axel:  Almost. You don't sell it. You're actually taking delivery of what you own. The reason that's a difference is because taking delivery of the gold is not a taxable event. But to back up a step, the reason why it tracks the price of gold is because it is gold.

When you own the Merk gold trust, OUNZ, you have a pro rata ownership of the gold we hold. We hold London bars in London, but that's different from other gold ETFs. Any investor, not just the big institutions, can request delivery. Not only can you take delivery of the London bars, at the time that you choose to take delivery, you can have it converted into coins. We had one of these deliveries happen just recently. The entire process took about a week, and it works.

The key here is that if you like buying an ETF, but at some point change your mind and would rather own the physical, you can do it with this product. With the other ETFs, you would first have to sell it, potentially pay taxes, and then buy with the coin risk. Here, you can just take delivery.

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Jay:  That's a very important distinction, then. You don't have to pay taxes on the delivery of the gold, I guess until you sell your gold. If you sell it at a profit, then obviously you have to pay taxes on that.

Axel:  Exactly, exactly.

Jay:  How do people go about, then? What do they have to do to take delivery? They just have to send you a message of some kind?

Axel:  You buy and sell it like any other ETF. You buy it on exchange. If you want to take delivery, the best thing is to come to our website, MerkGold.com, and there are easytofollow instructions.

Basically, you fill an application with us, and there's a fee that you have to pay, take delivery, and then you transfer the shares to us. We have to preapprove the delivery applications. We check that everything is fine, and then we say, "All right, here's a window that you can submit the shares," and that can be the next day, that can be in a few days. We have to agree on a delivery location.

By the way, some people in the media pointed out taking delivery is expensive, because somebody paid for American buffalos 4.6 percent. If you go to a local coin dealer  I looked it up the other day  it was 4.4 percent I think that you paid. It's comparable, and this is the premium you have to pay, because a coin typically trades at a premium over the spot price, and clearly that has to be reflected.

But because we hold London gold, when you buy and sell it on exchange, you can trade near the spot price. When you have it converted to coin, obviously you have to pay the premium that the coin is costing.

Jay:  Sure, because it costs some money to take that bar and put it into a coin form and then to ship it and all of that. It makes sense, and that certainly isn't an onerous commission. We'd all rather not pay any commissions, but we have to get real. Maybe the socialists can think like that, but anybody that's rational has to realize that it costs money to do business and create things.

Axel:  We try to make it as smooth and as painless as possible, as quick as possible. We're not trying to make any profit of this. We have certain costs, obviously. We have to retire the shares, we have to sort the coins. By the way, for those who are concerned the coins may not be there, you can always request delivery of the London bars.

We have found a mechanism that we have a very scalable product. We got a patent on our process. We're the first ones in the industry to allow this. Because we thought it was unique, we filed a patent. The patent office agrees. This is a unique feature that no other gold ETF or other precious metals ETF has at this stage.

Jay:  I just wanted you to talk a little bit about that, because I think it's a very important product, a very unique product. Certainly listeners to this show are interested in gold and silver, precious metals. It's OUNZ, folks. Begin tracking it and it's very easy to buy it, just like you do a stock. Then if you want to take delivery, Axel just explained how you can do that.

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What I'd like to talk to you today about, Axel, or have you talk to us more accurately said, is an essay you wrote titled "The Fed exit a blue pill?" In this essay, you stated, "While we are busy arguing whether the Fed's exit will consist of rising rates, reverse repos, or the trimming of its massive portfolio, the Fed may well be fooling all of us. Investors must have been swallowing lots of blue pills not the see the illusion hiding in plain sight."

What are you talking about? What illusion are you talking about?

Axel:  What I'm talking about is real interest rates. When we talk about interest rates, we typically look at the nominal interest rates that we see, that we are nearzero interest environment. But what really matters is interest rates after inflation.

I'm not even talking about whether the CPI, the consumer price index, is accurate or not. But if you just take the CPI at face value, that obviously drags down from the zerointerest rate environment we are in right now. Not only do we have negative real rates, those rates have become more negative.

If you put this together, that Janet Yellen, the head of the Fed, wants to keep rates low for a very long time, and even as she raises rates wants to be reluctant to raise rates, and she's said as much.

Well, guess what? Real interest rates are going to be more negative over time. Not only are we worse off in getting no interest, we're being robbed of purchasing power, and that robbing, the financial repression, is going to accelerate.

I'm sure nominal rates might be picking up next year. At some point the Fed might be "raising rates." But on a purchasing power basis, Janet Yellen has all but promised that rates will continue to be negative for a very long time, and even become more negative over time.

Mario Draghi, the head of the European Central Bank, has said it very explicitly. Real rates are negative and will become more negative over time. There is no, by the way, rate divergence or anything like that the ECB is suddenly going into negative territory.

We are in negative territory in the US. In fact, on a real basis after inflation, our rates in the US are lower than those in Europe. The Europeans have a very difficult time inducing inflation. Here, because the banking system is much healthier, it's much easier to get inflation going. In Europe, it's a mess, but the mess conversely means that they cannot debase the currency as easily as they do here.

Jay:  What you're saying is the European banking situation is not as good as ours, is not as strong, or maybe it's not as weak as ours. The US banking system is stronger, so that means we can make more loans, that means we can start to stimulate through the fractional reserve banking system demand in the economy.

Axel:  Yes, and that's not going to happen overnight. But if you look at what's been happening in the US, the unemployment numbers haven't been coming down. There are clearly plenty of folks out of job. But wage pressures are starting to creep into the system, inflationary pressures start popping up.

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All of that is much more easily done, as you point out, when a banking system is healthy, when through the fractional reserve banking system loans can be extended and so forth. Whereas in Europe, because they haven't really tackled the issues properly, the entire machinery can't really get working.

It obviously doesn't help that Ukraine is a mess next door, and there are some trade sanctions now going back and forth, but overall inflation has a much more difficult time being rooted in the Eurozone.

Clearly, if we do get more inflation in the US, that will be probably one of our best export items going forward. It's going to hit the rest of the world as well. But we're going to keep rates low, inflation is going to pick up. That means real rates are going to get more negative.

At the other end of the spectrum is what we can afford. With the government debt we have, I would argue we cannot afford positive real rates in the long run. We have a government that has a strong incentive to debase the purchasing power of the debt. We have consumers who have a strong interest in having the value of their debt being debased.

Well, who is holding the bag? Foreigners are holding our bag and our debt, and so guess how these policies are going to end up? These policies have an incentive built in to debase the purchasing power of the currency.

As you pointed out earlier, other countries have related problems, and it's one of the reasons why we would put together a gold product when we do think that gold is going to do quite well in an environment where real rates are going to be negative for a very, very long time.

Jay:  Axel, as you're talking about these negative rates and how they're likely to get more negative, I've seen this movie before. Now you're too young, I think. You're a lot younger than I am. I know you weren't around. If you were around, you were probably in grade school in the last bull market in gold. I was here to see it.

But I also remember how the federal reverse folks at that time, Mr. Burns and G. William Miller and those guys that were at the Fed were doing the same thing. They were pushing real interest rates negative, and that had a catastrophic effect on inflation, and then of course the gold price rose from $35 to $850.

It seems to me that's what we're doing again. Then of course, to save the currency, to save the dollar, and as I understand it, going back from things I've read, the Europeans, the bankers and so forth, put a lot of pressure on Volcker at that time to straighten things out and to try to get the dollar on sound footing again.

And so he slowed down the growth of money and we had doubledigit interest rates. My first mortgage rate was a 17.5 percent rate here in New York City. What would happen? Do you think at some point we'll have to have another Volcker come along to save the economy? How do you see this thing playing out?

Axel:  First of all, even Volcker, he never took us back to the price level of the early '70s. He is the hero for plateauing out at a higher price level. Even a Paul Volcker who kind of puts interest rates

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to stratosphere, and to try to kill inflation he doesn't undo inflation, he just levels it off. Nowadays we would have a revolution if we had rates as high as Volcker had them.

When I talk to Fed officials both former and current, they believe that they will do the right thing if and when needed to hike rights. I just don't see how that's possible. If you use the numbers of the Congressional Budget Office and project them out 10 years or so, if we go back to just the average that we've paid on our interest, we would be spending a trillion dollars more a year just to service our debt.

You can argue whether these numbers are accurate or not, but the order of magnitude is just staggering, and I don't see how we have the political will to either cut expenditures to make that affordable or to raise taxes to make that affordable, so something has got to give. Thanks goodness, we've got a Fed that can print the money. So we'll have something similar like in Japan that's going to assure we're going to have the cheap cost of borrowing.

But something is going to give. There's always going to be a valve. In my view, the valve is the currency. As you have these incentives baked in, to have inflation, to keep the cost of borrowing low, at some point the central bankers are not going to be able to keep those prices low enough. But in that process, there's going to be a lot of risk on what is formally safe, on cash, and notably on the purchasing power of the dollar.

Jay:  Axel, if I understand you, what you're saying is that you think the dollar is going to suffer, then that will be the release valve, if you will, to let the pressure out of the pressure cooker? Is that what I understand you, so the dollar should be...?

Axel:  Exactly. Something has got to give.

Jay:  So the dollar should become very weak at some point.

Axel:  There's a risk of that. The point is when you plan ahead, you should look at the world in terms of risk scenarios. If that scenario unfolds, it was in 2003 that the thenhead of the European Central Bank said, "We hope and pray the global adjustment will be slow and gradual."

Well, global adjustment process is a code word for dollar crash. When central bankers revert to hopes and prayers, I get concerned. It doesn't mean the dollar will crash tomorrow, but there is that risk of the debasement of the currency. As such, we've got to do something about it, and why not tackle it at the core, at the currency.

Jay:  If I understand what you're saying here is that the European real rates are lower than ours. They're both negative, both US and the European rates, but that ours are likely to get more negative than the European interest rates. Therefore, I would think all other things being equal, which of course they never are in economics, that we would expect the dollar to gain strength against the euro, or do you not see that?

Axel:  No, it's too weak, and the real rates are higher in Europe, the real rates are actually almost at zero in Europe because we've got these deflationary pressures coming, so just slightly negative. In the US, they're much more negative.

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These things don't happen tomorrow. I'm not suggesting you should pile all your money into the euro. All currencies are risky, and gold, by the way, is risky as well if your purchasing power is in dollars, because it fluctuates.

The point here is one of diversification and active management of currency risk. You can tackle currency risk at the core by managing it with other currencies, by managing it with gold. Clearly, you can do it with other investments as well, and they all have the different risk profiles. But the key is you're not safe just holding cash either, as one is preached to in Economics 101.

Jay:  For sure. I think it would be important to let our listeners know that you actually have a fund that manages currencies, isn't that correct?

Axel:  We have a fleet of funds that do that from different ways. We have what I'd call a currency war strategy. We have a managed basket of currencies. We have a couple of different mutual funds, except for the gold product, other than the gold product as well. We try to address those things at the core.

I'm not suggesting these are the answers to all the questions out there, but just as Bernanke always had his toolbox, investors may want to think about enhancing their own toolbox. Because, just be aware that governments  and not just the US government  but governments do not share the same interests as investors have. A government in debt has different interests than an investors who's trying to preserve the purchasing power of his or her savings.

Jay:  Very good. I would just tell our listeners, it's MerkInvestments.com I believe, and correct me if I'm wrong. But it's MerkInvestments.com where people can go to really investigate the various funds and tools that you have in your toolbox. Is that right?

Axel:  Yes, that's a good starting point. We have a free newsletter. I'm on Twitter, you can follow me there, and obviously there's information on our mutual funds and then our gold ETF as well.

Jay:  How can people get your free newsletter?

Axel:  They can sign up at MerkInvestments.com. There is a big button somewhere that you can click on give us your email address. That's probably the easiest way.

Jay:  Excellent. I would strongly suggest to our listeners they do that. I am a recipient of that newsletter. I appreciate it and really look forward to receiving it. Axel, I want to thank you very much. We are out of time. I want to thank you very much, though, for coming on and talking to us. We'll do it again sometime in the near future I hope.

Axel:  My pleasure.

The issuer has filed a registration statement with the SEC for offering to which this communication relates. Before you invest, you should read the prospectus and other ducments that the issuer has filed with the SEC for more complete information about this issuer and this offering. You may get these at www.SEC.gov.